UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

softwarebladesTM	©2013 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 1

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	James Rivas
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2215
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2013 SECOND QUARTER
FINANCIAL RESULTS

SAN CARLOS, CA – JULY 18, 2013 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the second quarter ended June 30, 2013.

•	Total Revenue: $340.2 million, representing a 4 percent increase year over year
•	Non-GAAP Operating Income: $ 197.9 million, representing 58 percent of revenues
•	Non-GAAP EPS: $0.83, representing an 8 percent increase year over year
•	Cash Flow from Operations: $204.7 million, representing a 30 percent increase year over year

“We are pleased with our second quarter results, which were highlighted by excellent sequential growth in our product sales.  Top performers were the North American region and our new data center appliances,” said Gil Shwed, founder, chairman, and chief executive officer of Check Point Software Technologies. “Our software blades continued to deliver double-digit growth year over year, with threat prevention and application control technologies driving share gains.”

Financial Highlights:

•	Total Revenue: $340.2 million, an increase of 4 percent, compared to $328.6 million in the second quarter of 2012.
•
GAAP Operating Income: $183.3 million, an increase of 2 percent, compared to $180.5 million the second quarter of 2012. GAAP operating margin was 54 percent, compared to 55 percent in the second quarter of 2012.

•
Non-GAAP Operating Income: $197.9 million, an increase of 2 percent, compared to $193.6 million in the second quarter of 2012. Non-GAAP operating margin was 58 percent, compared to 59 percent in the second quarter of 2012.

•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $151.0 million, an increase of 1 percent, compared to $150.0 million in the second quarter of 2012. GAAP earnings per diluted share were $0.76, an increase of 7 percent, compared to $0.71 in the second quarter of 2012.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $165.0 million, an increase of 2 percent, compared to $161.8 million in the second quarter of 2012. Non-GAAP earnings per diluted share were $0.83, an increase of 8 percent, compared to $0.77, in the second quarter of 2012.

•	Deferred Revenues: As of June 30, 2013, we had deferred revenues of $580.4 million, an increase of 8 percent, compared to $536.6 million as of June 30, 2012.
•	Cash Flow: Cash flow from operations was $204.7 million, an increase of 30 percent, compared to $157.5 million in the second quarter of 2012.
•	Share Repurchase Program: During the second quarter of 2013, we repurchased 2.9 million shares for a total amount of $142.8 million.
•	Cash Balances, Marketable Securities and Short Term Deposits: $3,570.7 million as of June 30, 2013, an increase of $368.9 million, compared to $3,201.8 million as of June 30, 2012.

For information regarding the Non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

softwarebladesTM	©2013 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 2

Business Highlights

The transformation of our appliance family that began in 2012 is complete with the introduction of our new low-end appliances designed to meet the security needs of small businesses and branch offices, the 600 and 1100 series:

600 Series Appliances – Designed to address the security needs of small businesses with less than 100 employees.  The 600 Series delivers the full Check Point Software Blade architecture (Next Generation Firewall, IPS, Threat Prevention, etc.) with an extremely easy to use Web user interface and features performance up to 1.5Gbps, at prices ranging from $399-$1,200. The 600 appliance just won the Network World Clear Choice Award.  See below.

1100 Series Appliances – Targeted at enterprise remote offices and optimized for large-scale deployments of hundreds of branch offices.  The 1100 Series offers customers the ability to utilize the Check Point Software Blade architecture with centralized enterprise management capabilities and offers performance up to 1.5Gbps, at prices ranging from $599-$2,000.

In addition, we introduced a new data center appliance series, augmenting the 12000 and 21000 lines:

13000 Series Appliances – The 13500 Appliance, the first in a new line of 13000 Appliances, delivers blazing-fast security performance, leveraging a wide spectrum of software optimizations and accelerations that in turn maximize hardware utilization, with performance of up to 77Gbps and a starting price of $79,000.

Industry Accolades:

Network World Clear Choice Award – The Network World Clear Choice Test Shootout recognized the Check Point 640 appliance as the number one Unified Threat Management (UTM) product for small businesses, having outperformed seven other comparable products tested in both capabilities and price.

Top Position in Worldwide Combined Firewall and UTM Appliance Market – Check Point continued to be the number one vendor in worldwide combined Firewall and UTM appliance revenue for FY 2012 and Q1 2013, according to the IDC Worldwide Quarterly Security Appliance Tracker Q1 2013.

2013 Frost & Sullivan Malaysia Excellence Awards – 2013 Frost & Sullivan Malaysia Network Security Vendor of the Year.

ComputerWorld Hong Kong Awards – Firewall/VPN Check Point 2012 Appliances & Check Point IPS Software Blade.

Network World Asia 2013 Information Management Awards – Firewall & Network Security and Identity & Access Management.

U.S. Government & International Certifications – Check Point earned several notable U.S. Government and International certifications for its security appliances and software.

New Mobile Security Report – Check Point published its second mobile security report which revealed that the majority of businesses (79%) had a mobile security incident in the past year. The report quantifies the dramatic growth of BYOD, exposes the frequency and cost of mobile security incidents, and identifies the main mobile security challenges faced by businesses of all sizes.

“We continue to provide the highest level of defense against cyber security risks to our customers. With our unique Software Blade architecture, a single Check Point gateway can provide customers with integrated security protections that could otherwise require up to 15 disparate security products from multiple vendors. We continue to elevate our customers’ security today, to address the challenges of tomorrow,” Shwed concluded.

softwarebladesTM	©2013 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 3

Third Quarter 2013 Investor Conference Participation Schedule:

•	Needham 2013 Software and Services Conference
August 6, 2013 – New York, NY

•	Pacific Crest 15th Annual Global Technology Leadership Forum
August 12, 2013 – Vail, CO

•	Oppenheimer 16th Annual Technology, Internet and Communications Conference
August 14, 2013 – Boston, MA

•	Citi 2013 Technology Conference
September 4, 2013 – New York, NY

•	Deutsche Bank 2013 dbAccess Technology Conference
September 10, 2013 – Las Vegas, NV

Members of Check Point's management team will present at these conferences and will discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on July 18, 2013 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through July 25, 2013 on the company's website or by telephone at +1.201.612.7415, replay ID number 417690.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to develop new innovations based on the Software Blade Architecture, providing customers with flexible and simple solutions that can be fully customized to meet the exact security needs of any organization. Check Point is the only vendor to go beyond technology and define security as a business process. Check Point 3D Security uniquely combines policy, people and enforcement for greater protection of information assets and helps organizations implement a blueprint for security that aligns with business needs. Customers include tens of thousands of organizations of all sizes, including all Fortune and Global 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2013 Check Point Software Technologies Ltd. All rights reserved

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income, operating margin and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges, amortization of acquired intangible assets, and the related tax effects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

softwarebladesTM	©2013 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Products and licenses	$120,762	$123,155	$227,292	$233,337
Software updates, maintenance and subscription	219,410	205,494	435,610	408,428
Total revenues	340,172	328,649	662,902	641,765

Operating expenses:
Cost of products and licenses	20,916	20,671	39,765	40,275
Cost of Software updates, maintenance and subscription	18,199	16,745	36,053	32,784
Amortization of technology	198	536	492	3,394
Total cost of revenues	39,313	37,952	76,310	76,453

Research and development	29,369	27,262	58,683	54,104
Selling and marketing	70,481	65,815	132,310	124,914
General and administrative	17,719	17,092	35,305	32,876
Total operating expenses	156,882	148,121	302,608	288,347

Operating income	183,290	180,528	360,294	353,418
Financial income, net	7,608	9,774	16,450	20,236
Income before taxes on income	190,898	190,302	376,744	373,654
Taxes on income	39,890	40,321	77,776	80,047
Net income	$151,008	$149,981	$298,968	$293,607

Earnings per share (basic)	$0.77	$0.73	$1.51	$1.43
Number of shares used in computing earnings per share (basic)	196,387	205,482	197,418	205,798

Earnings per share (diluted)	$0.76	$0.71	$1.49	$1.39
Number of shares used in computing earnings per share (diluted)	199,946	211,320	201,265	211,894

softwarebladesTM	©2013 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$183,290	$180,528	$360,294	$353,418
Stock-based compensation (1)	13,752	11,920	24,922	21,705

Amortization of intangible assets (2)	826	1,181	1,748	5,185
Non-GAAP operating income	$197,868	$193,629	$386,964	$380,308

GAAP net income	$151,008	$149,981	$298,968	$293,607
Stock-based compensation (1)	13,752	11,920	24,922	21,705
Amortization of intangible assets (2)	826	1,181	1,748	5,185
Taxes on the above items (3)	(551)	(1,260)	(1,311)	(1,763)
Non-GAAP net income	$165,035	$161,822	$324,327	$318,734

GAAP Earnings per share (diluted)	$0.76	$0.71	$1.49	$1.39
Stock-based compensation (1)	0.07	0.06	0.12	0.10
Amortization of intangible assets (2)	0.01	0.01	0.01	0.02
Taxes on the above items (3)	(0.01)	(0.01)	(0.01)	(0.01)
Non-GAAP Earnings per share (diluted)	$0.83	$0.77	$1.61	$1.50

Number of shares used in computing Non-GAAP earnings per share (diluted)	199,946	211,320	201,265	211,894

(1) Stock-based compensation:
Cost of products and licenses	$23	$22	$41	$38
Cost of software updates, maintenance and subscription	249	238	448	305
Research and development	2,802	2,614	4,789	4,553
Selling and marketing	3,312	2,738	5,572	4,827
General and administrative	7,366	6,308	14,072	11,982
	$13,752	$11,920	$24,922	$21,705

(2) Amortization of intangible assets:
Amortization of technology-cost of revenues	198	536	492	3,394
Selling and marketing	628	645	1,256	1,791
	826	1,181	1,748	5,185

(3) Taxes on the above items	(551)	(1,260)	(1,311)	(1,763)

Total , net	$14,027	$11,841	$25,359	$25,127

softwarebladesTM	©2013 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS
	June 30,	December 31,
	2013	2012
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$166,490	$574,802
Marketable securities and short-term deposits	1,074,023	928,535
Trade receivables, net	263,717	373,755
Prepaid expenses and other current assets	55,218	47,827
Total current assets	1,559,448	1,924,919

Long-term assets:
Marketable securities	2,330,139	1,792,027
Property and equipment, net	37,502	36,973
Severance pay fund	6,106	6,038
Deferred tax asset, net	29,200	25,553
Other intangible assets, net	17,463	19,211
Goodwill	727,875	727,875
Other assets	20,355	19,797
Total long-term assets	3,168,640	2,627,474

Total assets	4,728,088	$4,552,393

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$510,114	$524,627
Trade payables and other accrued liabilities	429,105	346,568
Total current liabilities	939,219	871,195

Long-term deferred revenues	70,261	65,063
Income tax accrual	287,336	259,547
Deferred tax liability, net	3,927	-
Accrued severance pay	10,614	10,279
	372,138	334,889
Total liabilities	1,311,357	1,206,084

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	716,882	693,212
Treasury shares at cost	(2,189,568)	(1,955,328)
Accumulated other comprehensive income	(3,370)	14,606
Retained earnings	4,892,013	4,593,045
Total shareholders’ equity	3,416,731	3,346,309
Total liabilities and shareholders’ equity	$4,728,088	$4,552,393
Total cash and cash equivalents, marketable securities and short-term deposits	$3,570,652	$3,295,364

softwarebladesTM	©2013 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$151,008	$149,981	$298,968	$293,607
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation of property and equipment	2,081	1,830	4,097	3,782
Amortization of intangible assets	826	1,181	1,748	5,184
Stock-based compensation	13,752	11,920	24,922	21,705
Realized gain on marketable securities	40	(159)	(1,074)	(97)
Decrease (increase) in trade and other receivables, net	10,875	(7,300)	105,251	105,861
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	29,065	(1,130)	112,561	(2,239)
Excess tax benefit from stock-based compensation	(1,934)	(143)	(6,105)	235
Deferred income taxes, net	(1,054)	1,347	(4,267)	4,822
Net cash provided by operating activities	204,659	157,527	536,101	432,860

Cash flow from investing activities:

Investment in property and equipment	(2,044)	(1,283)	(4,626)	(3,701)
Net cash used in investing activities	(2,044)	(1,283)	(4,626)	(3,701)

Cash flow from financing activities:

Proceeds from issuance of shares upon exercise of options	6,785	2,070	33,430	41,624
Purchase of treasury shares	(142,797)	(75,000)	(274,434)	(149,999)
Excess tax benefit from stock-based compensation	1,934	143	6,105	(235)
Net cash used in financing activities	(134,078)	(72,787)	(234,899)	(108,610)

Unrealized gain (loss) on marketable securities, net	(21,276)	(2,799)	(21,288)	1,858

Increase in cash and cash equivalents, marketable securities and short term deposits	47,261	80,658	275,288	322,407

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,523,391	3,121,154	3,295,364	2,879,405

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,570,652	$3,201,812	$3,570,652	$3,201,812

softwarebladesTM	©2013 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

July 18th, 2013

softwarebladesTM	©2013 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 9